Lifeway Foods, Inc.
6431 W. Oakton         Morton Grove, IL 60053
    Phone: (847) 967-1010      Fax: (847) 967-6558     E-mail: info@lifeway.net
Web site:  www.lifeway.net  - www.kefir.com – www.starfruitcafe.com

October 3, 2014

Via EDGAR

Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
100 F St., N.E.
Washington, D.C.  20549

Re:	Lifeway Foods, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed April 2, 2014

Form 10-Q for Fiscal Quarter Ended June 30, 2014
Filed August 11, 2014

File No. 000-17363

Dear Ms. Parker:

On behalf of Lifeway Foods, Inc. (“Lifeway” or the “Company”), set forth below are the Company’s responses to your letter of comment dated September 5, 2014.  The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment.

Form 10-K for Fiscal Year Ended December 31, 2013

Business, page 4

Distribution, page 4

1.   We note you disclose that you have verbal distribution arrangements with various distributors throughout the United States and in London. To the extent material, please add a related risk factor.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Distribution” on page 4 to clarify the Company’s arrangements with distributors and to add a related risk factor. The revised disclosure is included in Amendment No. 1 to the Form 10-K for the fiscal year ended December 31, 2013, which is being filed with the Securities and Exchange Commission simultaneously with this letter (the “Amendment”).

Major Customers, page 5

2.   Please identify the name of your two major customers as required by Item 101(c)(vii) of Regulation S-K. Also, file the customer agreements as material contracts pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Customers” on page 5 to clarify the Company’s disclosure about major customers. The revised disclosure is included in the Amendment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations,  page 15

General

3.   As a general observation, we note your MD&A does not consistently provide enough detail to separately quantify the effect of each causal factor that results in a material change in your financial statement line items for the periods under comparison. The staff’s observation is applicable to your periodic filings, including your Form 10-K and Forms 10-Q. In future filings, please enhance your discussion to provide the reader with a better understanding of your business results. Refer to Item 303(a) of Regulation S-K and, for further guidance, Section III.D. of SEC Release 33-6835. More specifically, the comments that follow pertain to the filing under review.

RESPONSE:

The Company will comply with your request in future filings, commencing with the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2014, by providing additional detail to separately quantify the effect of each causal factor that results in a material change in the Company’s financial statement line items for the periods under comparison. The Company has amended the filings under review as set forth in response to the comments below.

Comparison of Year Ended December 31, 2013 to Year Ended December 31, 2012

4.   We note your statement that Gross sales increased by $19.2M or approximately 21% during 2013 when compared to 2012 and that such increase “is primarily attributable to increased sales and awareness of the Company’s flagship line, Kefir, as well as ProBugs Organic Kefir for kids and BioKefir.” Please enhance your disclosure to provide additional detail separately quantifying the effect of each causal factor of the increase. Item 303(a)(3)(iii) of Regulation S-K contemplates a discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods being sold or to the introduction of new products.

RESPONSE:
In response to the Staff’s comment, the Company has revised the disclosure relating to gross sales to clarify the cause of the increase in gross proceeds. The revised disclosure is included in the Amendment.

5.   We note your statement that Cost of goods sold was 70% of net sales during 2013 as opposed to 65% of net sales during 2012 and that such increase “was primarily attributable to the cost of conventional and organic milk.” We further note your disclosure that the total cost of milk was approximately 25% higher during the periods under comparison. Please expand your discussion to provide the actual cost figures necessary to put this change in proper context.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure relating to gross sales to clarify the cause of the increase in gross proceeds. The revised disclosure is included in the Amendment.

6.   Please enhance your discussion surrounding your operating expenses to provide sufficient detail separately quantifying the effect of the material changes in your Selling expenses and General and administrative financial statement line items

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure relating to total operating expenses to correct the disclosure and to expand the disclosure to quantify the effect of material changes in selling expenses and general and administrative expenses line items.

7.   We note from the transcript of your earnings call held on March 31, 2014 that a Starfruit café location was closed permanently and that you view this as a non-recurring event, and other locations continue to exceed your performance expectation. We are unable to locate discussion within your filing of the operation and related results of such café’s other than the disclosure on page two that such entities exist. Please expand your disclosure in a meaningful way to address this portion of your business.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure under the heading, “Distribution” in Part I, Item 1, “Business” to provide additional disclosure to discuss the Company’s cafes.

Liquidity and Capital Resources, page 16

8.   We note Net cash used in investing activities increased $7M and your explanation that such increase was “primarily due to an increase in purchases of property and equipment of $7,051,169 compared to 2012.” Please expand your discussion to address the material components of this increase in sufficient detail.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure related to the increase in purchases of property and equipment in connection with the increase in net cash used in investing activities to address the material components of this increase.

9.   Please also expand your discussion to address your purchase of the Golden Guernsey dairy plant in Wisconsin. In this regard, we note from the transcript of your earnings call held on March 31, 2014 that this particular purchase was considered by management to be “One of the most exciting highlights this past year ..., which will provide us with an additional manufacturing capacity for our growing business.” Furthermore, it appears that you should discuss, as you did in the earnings call that this purchase was made with the intent of processing your own milk. Refer to Item 303(a)(1) of Regulation S-K, which contemplates the discussion of events that will likely result in the registrant’s liquidity increasing or decreasing in any material way.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure related liquidity to discuss the intent and expectations of the purchase of Gulden Guernsey.

Consolidated Statements of Financial Condition, page 20

10.   We note the line item “Goodwill and other non-amortizable brand assets” does not appear to comply with FASB ASC 350-20-45-1, which requires that the aggregate amount of goodwill be shown separately on the face of the balance sheet. Please revise your presentation as necessary. Additionally, please expand your footnote disclosure as it relates to your indefinite-lived brand assets to disclose the total carrying amount as required by FASB ASC 350-30-50-2(b).

RESPONSE:

The Company had presented an amount of $14,068,091 under the caption “Goodwill and other non-amortizable brand assets” on the balance sheet at December 31, 2013. Included in that amount is $82,000 that represents a non-amortizable brand asset from an earlier acquisition. The remaining $ 13,986,091 represents Goodwill. The Company considers the $82,000 to be an immaterial disclosure related to a non-amortizable brand asset. The Company acknowledges the Staff’s comment and will modify the caption in subsequent filings to read “Goodwill” and accordingly, will meet the disclosure requirements of ASC 350-30-50-2(b).

Notes to Consolidated Financial Statements, page 24 General

11.   We note your footnotes do not provide the reader with an understanding of how management considered segment reporting in accordance with FASB ASC 280-10-50-21. Please expand your disclosure to address this disclosure requirement. Additionally, please tell us how you considered the need to provide information about products as per FASB ASC 280-10-50-40 and information about geographic areas as per FASB ASC 280-10-50-41.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company considered the disclosure requirements of ASC 28010-50-41. The Company’s principal business activity is the manufacturing of probiotic, cultured, functional dairy and non-dairy health food products. The Company sells these products to customers, located in the United States of America through direct delivery and distributors. The Company also has 3 small retail locations that it sells its products. Additionally, the Company has foreign revenues from the United Kingdom only.  The Company has determined that it has one reportable segment. The reportable segment has been determined based on how the Company’s chief operating decision maker manages the business. The revenues attributable to a foreign country and the retail operations were not material. The combined revenue relating to the foreign and retail store revenue was less than 2% of the consolidated revenues for the year ended December 31, 2013.

Accordingly, the Company believes it has considered the factors within ASC 280-10-50-40 and 280-10-50-41.

Management’s Report on Internal Control Over Financial Reporting, page 35

12.   We note that you identified material weaknesses in your internal control over financial reporting as of December 31, 2013 and understand that such weaknesses still exist as of June 30, 2014. In your response letter to us dated October 14, 2011, you indicated your expectation that changes made in 2011 would eliminate your material weaknesses. Given your continued conclusion that your internal control over financial reporting is ineffective, please provide us with an update on the status of your efforts to eliminate all material weaknesses.

RESPONSE:

As reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, the Company has

(1) reviewed the accessibility for the accounting and finance department and updated the security clearance to provide for more robust segregation of duties;

(2) updated its policies to require and formalize a more robust and frequent review by the chief financial officer of the entire external financial statement preparation process in order to minimize any fragmentation and ensure accuracy of financial statements; and

(3) updated its policies to include a formal checklist to be adhered to by the controller and accounting department. The chief financial officer will review the final checklist as well as undertake a post period closing internal audit which is used to identify, record and review period end activity.

Additionally, in the quarter ended September 30, 2014, we updated our systems information flow to automate the material pricing component of inventory to replace the manual input of such information. This change in our internal controls and procedures will be disclosed in the Quarterly Report on Form 10-Q for the quarter ended September 30, 2014.

The Company believes that these measures will remediate the material weaknesses that have been reported in our periodic filings. However, until these remediation measures have been in place for long enough to be tested, we cannot assure or report that the remediation was successful. In light of the Company’s belief that these measures remediated the material weakness, the Company has postponed its hiring of a consultant.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Legal Proceedings page 22

13.   You indicate that you are not party to material legal proceedings but you also state that you are party to various litigation claims and legal proceedings under the risk factor subheading, “Litigation or legal proceedings could expose us to significant liabilities...” at page 27. Please revise to clarify.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure under the risk factor subheading, “Litigation or legal proceedings could expose us to significant liabilities….”

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this addresses all of the Commission’s comments and concerns.  Please do not hesitate to contact us with any further questions.

Sincerely,

/s/ Edward Smolyansky
Edward Smolyansky
Chief Financial and Accounting Officer,
Chief Operating Officer, Secretary and Treasurer